SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13d(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13(d)-1(a)

                            WEALTHCRAFT SYSTEMS INC.
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                    947000105
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                                 (CUSIP Number)

                              Paul J. Pollock, Esq.
                         c/o Katten Muchin Rosenman, LLP
                               575 Madison Avenue
                            New York, New York 10022
                                 (212) 940-8800

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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                November 13, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 947000105                    13D                     Page 2 of 5 Pages
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      James Neil Aitken
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|

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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      SC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Canada
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               7     SOLE VOTING POWER

                     682,866
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  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            682,866
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER


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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      682,866
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.83%
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14    TYPE OF REPORTING PERSON*

      IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

      This report relates to the Common Stock par value $.001 per share (the "Common Stock") of WealthCraft Systems Inc. (the "Company"), a Nevada corporation.

Item 2. Identity and Background

      (a) James Neil Aitken

      (b) No. 30, Block 2

            140 Pokfulam Road

            Pokfulam, Hong Kong, SAR

      (c) Shareholder

            WealthCraft Systems Inc.

            Room 1005, 10th Floor

            3 Arbuthnot Road, Universal Trade Center

            Hong Kong, SAR

      (d) During the last five years, Mr. Aitken has not been convicted in a criminal proceeding;

      (e) During the last five years, Mr. Aitken has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Mr. Aitken is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration

      On November 13, 2006, Mr. Aitken was issued 682,866 shares of the Company's Common Stock in exchange for 990,039 shares of WealthCraft Systems Limited, a private limited company organized under the laws of the Hong Kong Special Administrative Region of the People's Republic of China ("WealthCraft HK") pursuant to a Share Exchange Agreement (the "Agreement") dated as of October 17, 2006, by and among the Company, each of the persons listed on Exhibit A to the Agreement, WealthCraft HK, and each of the persons listed on Exhibit B to the Agreement.

Item 4. Purpose of Transaction

      This report is being filed with respect to the acquisition of the Company's Common Stock by Mr. Aitken.

Item 5. Interest in Securities of the Issuer

      (a) As of the date hereof and based upon a total of 10,000,000 shares of the Company's Common Stock outstanding as reported on the Company's most recently filed current report on Form 8-K dated as of November 13, 2006: Mr. Aitken beneficially owns 682,866 shares of the Company's Common Stock, representing approximately 6.83% of the outstanding Common Stock.

      (b) (i) Mr. Aitken

              Number of shares of Common Stock as to which there is sole power to vote or direct the vote: 682,866

              Number of shares of Common Stock as to which there is shared power to vote or direct the vote: -0-

              Number of shares of Common Stock as to which there is sole power to dispose or to the direct the disposition: 682,866

              Number of shares of Common Stock as to which there is shared power to dispose or to the direct the disposition: -0-

      (c) See Item 3 above.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuers.

None.

Item 7. Materials to be Filed as Exhibit

      2.1 Share Exchange Agreement dated as of October 17, 2006 by and among the Company, each of the persons listed on Exhibit A to the Agreement as an Acquiror Company Shareholder, WealthCraft Systems HK, and each of the persons listed on Exhibit B to the Agreement as a WealthCraft Shareholder (incorporated by reference to Exhibit 2.1 to WealthCraft Inc.'s Form 8-K filed on October 17,
2006).

                                    SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date: December 11, 2006                                    /s/ James Neil Aitken
                                                           ---------------------
                                                           James Neil Aitken
                                                           Director